Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: April 27, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

Merger News:
Key transaction milestone dates*:
• Q3: Legal close
• October 23: Conversion

*subject to regulatory approval

A special website has been set up on ucbi.com for our FNBSM partners and their clients, which includes FAQs, resources, press releases, and more!

United News:
United Community Bank and Progress Bank completed the conversion process on Monday, April 17. Progress Bank has become the first to receive the new United logo, kickstarting the initial phase of our logo refresh process.

Human Resources:
This week, United’s Human Resources team is highlighting some of the more commonly asked questions about leaves of absences:

• Family and Medical Leave (FMLA): Eligible employees are entitled to up to 12 weeks of unpaid leave for qualified family members and their own serious health condition, or 26 weeks to care for an injured or seriously ill next-of-kin service member or veteran.
• Parental Leave: Full and part-time employees are eligible for 100% base pay continuation after one year of continuous service. Birth mothers and adoptive parents are eligible for 8 weeks and fathers may take up to 4 weeks of paid leave.
• Jury duty: Full-time employees may take up to two weeks of paid jury duty leave in a one-year time.
• Marriage leave: Full-time employees will be given three consecutive days off with pay after one year of employment.
• Bereavement: Full-time employees may take up to five days of paid bereavement for the passing of a parent, spouse or child, and three days of paid bereavement for other qualified family members.
• Military duty: Full and part-time employees receive full pay for up to two weeks for military duties (i.e. commitments for The National Guard and Reserves).
We ask employees who are initiating any of these leaves to contact their HR Business Partner. For additional details, please refer to the employee handbook.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

On April 6, 2023, in connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United filed with the SEC a registration statement on Form S-4 that includes a proxy statement of First Miami that was sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 5, 2023, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.